## FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

| 1. Name and Address of Reporting Person* | | | 2. Issuer Name **and** Ticker or Trading Symbol | | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) | |
|---|---|---|---|---|---|---|

1. Name and Address of Reporting Person*

Irani          Ray          R.

| (Last) | (First) | (Middle) |

Occidental Petroleum Corporation
10889 Wilshire Boulevard

(Street)

Los Angeles          California          90024

| (City) | (State) | (Zip) |

2. Issuer Name **and** Ticker or Trading Symbol
Occidental Petroleum Corporation
OXY

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year
01/06/2003

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

| X | Director | | 10% Owner |
| X | Officer (give title below) | | Other (specify below) |

Chairman and Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)

| X | Form filed by One Reporting Person |
| | Form filed by More than One Reporting Person |

**Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2a. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| Common Stock | 01/06/2003 | | S [1] | | 6,000 | D | $29.00 | 704,424 | D | |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

## Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
### (*e.g.*, puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3a. Deemed Execution Date, if any (Month/Day/Year) | 4. Transaction Code (Instr. 8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10. Ownership Form of Dereivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses:

(1)  The transactions were made pursuant to a pre-arranged trading plan, entered into on November 26, 2002, by Dr. Ray R. Irani, and a trust for which Dr. Irani acts as trustee, providing for the sale of shares of Occidental's common stock over a designated period in accordance with Rule 10b5-1 of the Securities and Exchange Act.

\*\*  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, on of which must be manually signed.
   If space is insufficient, *see* Instruction 6 for procedure.

| | |
|---|---|
| /s/ CHRISTEL H. PAULI | January 6, 2003 |
| \*\*Signature of Reporting Person | Date |
| Christel H. Pauli, Attorney-in-Fact for Ray R. Irani | |